

Mail Stop 3561

January 23, 2018

Via E-mail
Calvin Chin
Chief Executive Officer
GMCI Corp.
Level 1 Tower 1 Avenue 3
The Horizon
Bangsar South City, Kuala Lumpur
Malaysia

> **Re: GMCI Corp.**
> **Amendment No. 2 to Form 10-12G**
> **Filed January 11, 2018**
> **File No. 000-54629**

Dear Mr. Chin:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 14, 2017 letter.

Business, page 3

Letter of Intent – NAMI Corp., page 6

1. We note the revised disclosure on page 6 regarding a letter of intent with NAMI Corp. It appears that NAMI is a reporting company intending to develop a safe with a combination lock for carry-on luggage and suitcases. Please revise to disclose the extent to which the agreement with NAMI Corp. is expected to result in a change of control or a significant change to the nature of your operations.

<u>Certain Relationships and Related Transactions, and Director Independence, page 17</u>

2. We note your response to comment 1 and the revisions you have made on pages 17 to 18. Please identify the third-party described on page 18.

You may contact Raj Rajan at (202) 551-3388 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering-related comments. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: J.T. Gaskill, Esq.
    Ortoli Rosenstadt LLP